Filed by Royal Dutch Shell plc

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: Royal Dutch Petroleum Company

Registration Number: 333-125037

Date: July 8, 2005

LEGAL INFORMATION

Holders of ordinary shares of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) (“Royal Dutch”) are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch exchange offer (the “Royal Dutch Offer”) that have been or will be filed with, or furnished to, the US Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc (“Royal Dutch Shell”) and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which have been filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of the documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and The “Shell” Transport and Trading Company, p.l.c (“Shell Transport”) can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge at the Royal Dutch Shell website at www.shell.com/unification or free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO ITALY OR JAPAN

The Royal Dutch Offer and the scheme of arrangement of Shell Transport (the “Scheme”) are not being and will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and are not and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The Royal Dutch Offer and the Scheme are not being made to residents of Japan or in Japan. This document and other documents related to the Transaction must not be electronically provided to, nor accessed by, residents of Japan or persons who are in Japan. Copies of this document and any other documents related to the proposed transaction pursuant to which Royal Dutch Shell will become the holding company of Royal Dutch and Shell Transport (the “Transaction”) are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receiving this document (including custodians, nominees and trustees) or other documents related to the Transaction must not distribute or send them to any person or company in or from Japan.

The Royal Dutch Offer and the Scheme have not been notified to the Commissione Nazionale per le Società e la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. Consequently, this document and other documents relating to the Transaction have not been, and cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy and no other form of solicitation has been and can be, carried out in the Republic of Italy. This document and any document relating to the Transaction may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or persons or entities in the Republic of Italy.

The Royal Dutch Offer is not to be made in New Zealand and may not be accepted by persons in New Zealand except as set out below. No prospectus has been registered with the New Zealand Registrar of Companies in accordance with the Securities Act 1978 (New Zealand) (the “New Zealand Securities Act”). Accordingly, neither the Royal Dutch Offer Document nor any other offering materials or advertisement in relation to the Royal Dutch Offer may be received by a person in New Zealand nor may Royal Dutch Shell Shares be offered directly or indirectly in New Zealand except in circumstances where there is no contravention of the New Zealand Securities Act (or any statutory modification or re-enactment of, or statutory substitution for, the New Zealand Securities Act).

The distribution of this document in jurisdictions other than The Netherlands, England or the US may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: the failure of the conditions to the Transaction to be satisfied; the costs related to the Transaction; the failure of the Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; tax treatment of dividends paid to shareholders; the accounting implications of the Transaction and other factors affecting the Royal Dutch/Shell Group’s businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. Please refer to the Annual Report on Form 20-F for the year ended 31 December 2004 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Royal Dutch/Shell Group’s businesses. None of Royal Dutch Shell, Royal Dutch, Shell Transport nor any member of the Royal Dutch/Shell Group undertakes any obligation to publicly update or revise any forward-looking statements as a result of new information, future events or other information. In light of these risks, the results of Royal Dutch Shell, Royal Dutch, Shell Transport, the Royal Dutch/Shell Group or the Royal Dutch Shell Group could differ materially from the forward-looking statements contained in this document.

THE FOLLOWING IS AN ADVERTISEMENT TO BE PLACED IN THE WALL STREET JOURNAL ON JULY 11, 2005.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The Royal Dutch Offer (as defined below) is made solely by the prospectus dated May 19, 2005 and the related letter of transmittal and any amendments or supplements thereto, and is being made to all U.S. holders of Royal Dutch Shares (as defined below). The Royal Dutch Offer, however, is not being made to, nor will Royal Dutch Shares be accepted from or on behalf of, holders of Royal Dutch Shares in any jurisdiction in which the making of the Royal Dutch Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Royal Dutch Shell plc may in its discretion, however, take such action as it may deem necessary to make the Royal Dutch Offer in any jurisdiction and extend the Royal Dutch Offer to holders of Royal Dutch Shares in such jurisdiction. In jurisdictions whose laws require that the Royal Dutch Offer be made by a licensed broker or dealer, the Royal Dutch Offer shall be deemed to be made on Royal Dutch Shell plc’s behalf by Citigroup Global Markets Inc. or Rothschild Inc. or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Royal Dutch Shell plc Reserves Right to Reduce Minimum Acceptance Condition

in connection with the

Offer to Exchange

1 American Depositary Share

of

ROYAL DUTCH SHELL PLC

for
1 Outstanding New York
Registered Share
of
ROYAL DUTCH PETROLEUM COMPANY
and
2 Ordinary Shares
of
ROYAL DUTCH SHELL PLC
for
1 Bearer or Hague Registered Share
of
ROYAL DUTCH PETROLEUM COMPANY

On 19 May 2005, Royal Dutch Shell plc (“Royal Dutch Shell”) launched the share exchange offer (the “Royal Dutch Offer”) for all the ordinary shares (“Royal Dutch Shares”) of Royal Dutch Petroleum Company (“Royal Dutch”), as part of the implementation of the previously announced unification of Royal Dutch and The “Shell” Transport and Trading Company, p.l.c. (“Shell Transport”) under a single publicly traded company. At shareholder meetings on 28 June 2005, shareholders approved by an overwhelming majority the resolutions relating to the unification of Royal Dutch and Shell Transport.

On July 8, 2005, Royal Dutch Shell announced that it reserves the right (but is not obligated) to reduce the minimum percentage of Royal Dutch Shares that must be submitted for exchange (and not withdrawn) before the expiry of the acceptance period for the Royal Dutch Offer from 95% to any level at or in excess of 75%. This announcement is not an indication of current acceptance levels and does not constitute a reduction of the acceptance condition itself. Any such reduction will only be made on or after 18 July 2005. This announcement is made in order to comply with US regulatory requirements.

The Royal Dutch Offer will remain open for acceptance until 5:00 p.m. New York time on 18 July 2005, unless extended by press release. If the acceptance condition is satisfied and all other conditions of the Royal Dutch Offer (other than the conditions relating to the Shell Transport scheme of arrangement) are satisfied or to the extent permitted waived, then withdrawal rights following the close of the Royal Dutch Offer will terminate.

Holders of Royal Dutch Shares who have already tendered their shares but whose willingness to accept the Royal Dutch Offer would be affected by a reduction of the minimum percentage in the acceptance condition are advised to withdraw their acceptances immediately but in any event must do so before the end of the offer acceptance period at 5:00 p.m. New York time on 18 July 2005.

Under the terms of the transaction, for every Royal Dutch Share held in bearer or Hague registry form tendered shareholders will receive two Royal Dutch Shell Class A ordinary shares and for every Royal Dutch Share held in New York registry form tendered shareholders will receive one Royal Dutch Shell Class A ADR (representing two Royal Dutch Shell Class A Shares).

Further to the announcement of final proposals for the recommended unification of Royal Dutch and Shell Transport on 19 May 2005, Royal Dutch Shell intends to request the de-listing of the Royal Dutch Shares from the Official List of the London Stock Exchange with effect from the close of market on 19 July 2005.

This announcement contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the proposed transaction pursuant to which Royal Dutch Shell will become the holding company of Royal Dutch and Shell Transport (the “Transaction”). It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results or trends or reserves replacement to differ materially, including, but not limited to: the failure of the conditions to the Transaction being satisfied; the costs related to the Transaction; the failure of the Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; the accounting implications of the Transaction; tax treatment of dividends paid to shareholders; and other factors affecting the Royal Dutch/Shell Group’s businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and the successful negotiation and consummation of such transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from the recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Please refer to the Annual Report on Form 20-F for the year ended December 31, 2004 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Royal Dutch/Shell Group’s businesses. None of Royal Dutch Shell, Royal Dutch and Shell Transport undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise.

The Royal Dutch Offer and the Scheme of Arrangement of Shell Transport (the “Scheme”) are not being and will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and are not and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The Royal Dutch Offer and the Scheme are not being made to residents of Japan or in Japan. This announcement and other documents related to the Transaction must not be electronically provided to, nor accessed by, residents of Japan, or persons who are in Japan. Copies of this announcement and any other documents related to the Transaction are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receiving this presentation (including custodians, nominees and trustees) or other documents related to the Transaction must not distribute or send them to any person or company in or from Japan.

The Royal Dutch Offer and the Scheme have not been notified to the Commissione Nazionale per le Società e la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. Consequently, this announcement and other documents relating to the Transaction have not been, and cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy and no other form of solicitation has been and can be, carried out in the Republic of Italy. This announcement and any document relating to the Transaction may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or persons or entities in the Republic of Italy.

The distribution of this announcement in jurisdictions other than The Netherlands, England or the US may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The proposed Transaction will be implemented through, among other things, an exchange offer made by Royal Dutch Shell to all ordinary shareholders of Royal Dutch. Holders of ordinary shares of Royal Dutch are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch Offer that have been or will be filed with, or furnished to, the US Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which have been filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of any of the documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and Shell Transport can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge at the Royal Dutch Shell website at www.shell.com/unification or free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

All investment is subject to risk. The value of the Royal Dutch Shell shares may go down as well as up. Past performance is no guarantee for future returns. Investors of Royal Dutch and Shell Transport are advised to seek expert financial advice before making any decisions as regards the Royal Dutch Offer or the Scheme.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO JAPAN OR ITALY

July 11, 2005

The Information Agent for the Royal Dutch Offer is:

Georgeson Shareholder

17 State Street, 10th Floor
New York, New York 10004
Banks and Brokers: (212) 440 9800
All Others Call Toll Free: (877) 278 4235